Exhibit 99.8

News Release

Communiqué de Presse

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

CLOV start up in Angola: Total increases Block 17 production to

700,000 barrels per day

Paris, June 12th, 2014 — Total, operator of Block 17 in Angola, today started-up CLOV, a major deep offshore development located 140 kilometers offshore Luanda, in line with the initial project schedule. With a production capacity of 160,000 barrels per day, CLOV will develop proven and probable reserves of over 500 million barrels. After Girassol, Dalia and Pazflor, CLOV is the fourth Floating Production Storage and Offloading (FPSO) unit on Block 17.

“CLOV is a flagship project for Total. It demonstrates the Group’s capacity to successfully start-up projects on time and within budget while mastering cutting-edge deep offshore technologies and keeping safety and environment a top priority”, commented Arnaud Breuillac, President Exploration & Production at Total. “CLOV will contribute to increasing the Block 17 production to 700,000 barrels per day while also generating significant free cash flow for the Group. Block 17 will therefore become Total’s most prolific production site and bring us a step closer to achieving our production potential of 3 million barrels per day by 2017.”

Developing four fields (Cravo, Lirio, Orquidea and Violeta), the project comprises 34 wells and 8 manifolds connected by 180 km of subsea pipelines to an FPSO unit at water depths of 1,100 to 1,400 m. Measuring 305 meters long and 61 meters wide, the FPSO has a storage capacity of 1.8 million barrels of oil. The gas produced on CLOV will be exported via a subsea line to the onshore Angola LNG liquefaction plant.

CLOV, a show-case for the industry

A subsea multiphase pump system will be used deep offshore to enable production of two different oil qualities from the oligocene reservoirs and the more viscous miocene reservoirs. A first for Total at this depth, this system will be used to boost the commingled fluid and enhance oil recovery.

The FPSO design minimizes its environmental footprint, with zero flaring under normal operating conditions and an “all electric” concept to increase on-site energy efficiency by producing only the quantity of electricity required to operate the facilities.

As part of Total’s commitment to increasing local content in its projects, a significant part of the CLOV development work was carried out in Angola. This represents more than 10 million man hours achieved in-country to complete fabrication and assembly on Angolan yards.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

Total operates the block with a 40% interest, and its partners are Statoil (23.33%), Esso Exploration Angola (Block 17) Limited (20%) and BP (16.67%). Sonangol is the concessionaire for Block 17.

Total Exploration & Production in Angola

Total has been present in Angola since 1953. In 2013, Total’s equity production amounted to 186,000 barrels of oil equivalent per day (boe/d). Most of this production comes from Blocks 17, 0 and 14. At the end of 2013, Total operated close to 600,000 boe/d, making it the country’s leading oil operator. Total’s principal asset in Angola, deep offshore Block 17 (40%, operator), consists of four major zones: Girassol, Dalia, Pazflor and CLOV.

Total also holds a 30% operated interest in the ultra deep offshore Kaombo development located on Block 32. A final investment decision was made on April 14, 2014 to develop Kaombo’s estimated reserves of 650 million barrels via two converted FPSOs with a total production capacity of 230,000 barrels per day.

Additionally, in the deep offshore Kwanza basin where Total holds interests in three blocks, the Group is drilling pre-salt targets.

In Angola, Total is fully committed to developing the Angolan oil industry by recruiting and training a local workforce. Total is strengthening the local economy through its ambitious “Angolanization” program and technology transfer plan.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com